SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number: 0-3003

THOMSON

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

FOR IMMEDIATE RELEASE

Thomson Expands Global Animation Capabilities

with Strategic Investment in India

PARIS, France and BANGALORE, India — February 13, 2007 — Thomson (Euronext 18453; NYSE: TMS), through its Technicolor Content Services business, today announced it is expanding its entertainment services capabilities with a strategic investment in Paprikaas Animation Studios, a leading animation and game content provider in Bangalore, India. This transaction further strengthens Thomson’s commitment globally and in India to expand its service offerings in the feature film, television animation and video game industries. The addition of Paprikaas’ creative, technical and computer animation work will give Technicolor added capabilities and resources to capture the growing industry demand for high end 3-D digital animation for feature films, television animation, commercial advertising and video games and provide Thomson with a leading position in the rapidly expanding Indian entertainment industry.

Paprikaas is a premier animation studio offering creative, technical and production capabilities to design and produce computer animation for feature films, television programming, commercials, and video games, with a strong focus on digital 3D content. The company works with some of the top studios, production houses and video game companies in the world.

Thomson’s Technicolor Content Services is the world’s second largest provider of content preproduction, production, postproduction, and distribution capabilities to the broadcast, cable, feature film, advertising, and ancillary home video and DVD markets. The division also provides video game content creation and development services for leading video game publishers including Electronic Arts, Microsoft, Sony Computer Entertainment, Vivendi Games, Epic Games, and Bioware among others.

“Thomson has been looking to capture a larger share of the growing market trend toward outsourcing in theatrical, broadcast, commercial advertising, animation and video game segments,” said Ahmad Ouri, president of Technicolor Content Services, a Business Unit of Thomson. “Paprikaas has proven that their animation and game content creation work consistently meets our high standards, enabling us to further expand our capabilities and global reach, while also achieving cost efficiencies.”

 “Our strategic partnership with Technicolor will pave the way for us to provide a unique service offering to the global animation and gaming industry. Our synergies will provide a perfect balance between the high front office competences of Technicolor through their global networks in the market place and qualified cost efficient back office resources of Paprikaas” said Nandish Domlur, Founder and CEO of Paprikaas Animation Studios.

From a developer’s perspective, India’s animation industry is approximately $ 354m in 2006 and is expected to grow at a rate of 25% per year, nearly three times the global market rate.  The Indian gaming industry (content developers’ perspective) is $ 47.7m in 2006, and is expected to grow more strongly than the animation market*.

#   #   #

*Sources:

 A Study on Animation and Gaming Industry in India, NASSCOM and Screen Digest, “Outsourcing in Next Generation Games Development”

About Thomson — Leader In Digital Video Technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems and equipment to help its Media & Entertainment clients — content creators, content distributors, and users of its technology — realize their business goals and optimize their performance in a rapidly-changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information:  http://www.thomson.net

About Technicolor Content Services

Part of the Services division of Thomson, Technicolor Content Services provides world-leading, state-of-the-art preproduction, production, postproduction, and post postproduction services to major Hollywood film studios, independent filmmakers, cable and television networks, and commercial advertisers. With facilities located in major film, cable, and television production centers around the world, Technicolor Content Services offers a wide range of capabilities, including DVD compression, authoring, menu design, and localization; video on demand (VOD) encoding; episodic television and commercial advertising completion; digital intermediates, high-definition dailies processing; 2-D and 3-D visual effects; digital previews; video game development, design, and localization; sound design, recording, and mixing; multilingual subtitling, captioning, and localization; and film and audio restoration and preservation. For more information:  http://www.technicolor.com.

About Paprikaas

Paprikaas Animation Studios is a leading animation and gaming cinematics firm. Paprikaas combines the best of both worlds: a global company offering world-class animation services, cutting-edge imaging technologies, cultural compatibility, solid management, with industry experience and cost advantages provided by unique workflows and local market talent. For more information:  http://www.paprikaas.com/

Thomson Media Relations
Tom Bracken (North America)	+1 805 445 7293	tom.bracken@thomson.net
Season Skuro (North America)	+1 805 383 3245	season.skuro@thomson.net
Martine Esquirou (Europe)	+33 14 186 5851	martine.esquirou@thomson.net
Thomson Investor Relations
Laurent Sfaxi	+33 1 41 86 58 83	Laurent.sfaxi@thomson.net
Marie Boidot	+33 14 186 5100	marie.boidot@thomson.net

PRESS RELEASE

Thomson and CGEN, the Chinese leader in in-store TV, sign strategic partnership to develop

Out of Home media networks in China and Asia

Thomson and CGEN Announce

First Out-of-Home Media Network Deal with Premium Internet Café chain Big Café

PARIS and SHANGHAI, China– January, 23 2007 – Thomson (Euronext: 18453) (NYSE: TMS), today announced that its Premier Retail Networks (PRN) business and CGEN have reached an agreement to deploy out-of-home networks in China and across Asia. The two companies will form a joint-venture that will pursue opportunities in in-store television, cinema advertising and other innovative types of out-of-home networks in China and across Asia.

With this partnership, Thomson and CGEN have agreed to combine their widely recognized expertise in technology, media sales and key account management to bring China’s out-of-home networks to the next level. Thomson’s world-leading expertise in in-store television, cinema advertisement and OOH networks associated with CGEN’s local knowledge and operational presence will allow the joint venture to deliver world-class solutions to international retailers, exhibitors and other OOH venues in China and across Asia. At the same time, the joint venture will provide advertisers innovative solutions to reach their customers in a highly targeted way.

The two companies are already collaborating on the roll-out of an in-store media network with Big Café, a Chinese leader in premium Internet Cafés. Big Café aims to roll-out the digital Thomson-CGEN solution across 750 premium café sites in 2007.

“We are delighted to collaborate with CGEN in China and in other Asian countries. The market for out-of-home digital media is booming in these regions and we are confident we can play a significant role by combining Thomson’s and CGEN’s expertise in electronic distribution technologies, content services and media sales”, says Julien Marcel, Vice-President at Thomson in charge of out-of-home activities in Europe and Asia.

“With PRN, Thomson brings to this market a unique experience and track record. CGEN has been a pioneer and a leader in the in-store advertisement industry in China and we are confident that this strategic partnership will allow us to accelerate our growth and increase our potentials”, says Y.S. Chan, Chairman of CGEN Media.

About Thomson — Leader In Digital Video Technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems and equipment to help its Media & Entertainment clients — content creators, content distributors, and users of its technology — realize their business goals and optimize their performance in a rapidly-changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information:  http://www.thomson.net

About PRN Corporation

Founded in 1992, the PRN Corporation operates the PRN Network in some of the world’s leading retailers. PRN is the largest in-store television network in the United States based on the number of consumers reached each month and is rapidly expanding worldwide. Through the PRN Network, PRN enables national and local advertisers to target consumers in over 6,000 leading US retail stores. PRN works with retailers and advertisers to create in-store television programs, including entertainment, product information, and advertising, that is relevant to shoppers. PRN’s retail partners in the US include, Wal-Mart, Best Buy, Circuit City, Costco, Sam’s Club, and SuperValu. PRN Network has more than 250 million U.S. viewers a month. PRN's US headquarters are in San Francisco, California with offices in New York, Paris, and Varsaw. PRN is wholly-owned by Thomson SA (Euronext: 18453) (NYSE: TMS), the world leader in integrated solutions (technologies, equipment and services) for the entertainment and media industries. For more information, please visit http://www.prn.com.

About CGEN

CGEN was founded in 2003 and is the largest network-based In-Store TV operator in China, with 65% market share of premium hypermarkets nationwide. CGEN Media has formed strategic partnerships with over 25 international and local hypermarket retailers, including Carrefour, B&Q, Lotus, E-Mart, Wumart, and Century Lianhua. The CGEN Media Network reaches 90 million shopping viewers every week with promotions on brand awareness (Thematic Promotion) and brand preference (Tactical Promotion) in over 64 top tier cities, including Shanghai, Beijing, Guangzhou, Shenzhen, Hangzhou, Shenyang, Chengdu and Chongqing. CGEN Media is funded by world-class venture funds including Merrill Lynch, TDF Capital, JAFCO, Redpoint, Sumitomo, Shanghai Industrial Technology, and Hotung. For more information, please visit http://www.cgenmedia.cn.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

Thomson Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Marine Boulot	+33 1 41 86 55 97	marine.boulot@thomson.net
Tom Bracken	+1 805 445 7293	tom.bracken@thomson.net
Thomson Investor Relations
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Thomson to sell its Consumer Electronics Accessories activities outside Europe to Audiovox

Paris, December 21, 2006 — Thomson (Euronext 18453 ; NYSE : TMS) today announced it reached a definitive agreement to sell its consumer electronics accessories (CE Accessories) activities outside Europe and the rights to the RCA name and other accessories names in the field of consumer electronics accessories to Audiovox Corporation (NASDAQ: VOXX).  The CE Accessories business develops, markets and sells under the RCA, Jensen, Acoustic Research and other brand names a broad range of accessories that function with audio, video or consumer electronics products.

Audiovox will pay Thomson approximately $50 million and will also make payments in connection with the sales of RCA–branded CE accessories over the five-year period immediately following closing of the transaction.

The sale of the CE Accessories business is in line with Thomson’s focus on providing technologies, services and systems to the Media & Entertainment industries and with its previously announced plans to dispose of its Audio/Video and accessories business worldwide.

Completion of the sale is expected to take place in early 2007.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information:  http://www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Marine Boulot	+33 1 41 86 55 97	marine.boulot@thomson.net
Investor Relations
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

ITV plc Selects Thomson’s Technicolor Network Services Business to Manage its Transmission Operations

Long Term Agreement Provides ITV with Upgraded Service and Technology and Flexibility in Launching New Services

London, United Kingdom and Paris, France — December 19, 2006 —Thomson (Euronext 18453; NYSE: TMS) today announced that its Technicolor Network Services business in the United Kingdom was  awarded a long-term contract by ITV plc to handle the broadcast and transmission operations for its six existing channels, including ITV1 the leading commercial channel in the country.

This agreement reinforces the ongoing trend by major broadcasters to partner with managed service providers and further expands Thomson’s growing network services business in Europe. This year, Thomson has added activities in France (TV5 and France 24), The Netherlands with NOB and significantly expanded its range of services in London. Technicolor Network Services now provides managed services to over 200 channels from 12 facilities in the United Kingdom, France, Holland, Japan and North America.

Under the terms of the ITV agreement, Thomson assumes control of ITV’s northern and southern transmission centres in the United Kingdom. In addition, approximately 120 employees from ITV will join Technicolor Network Services. Technicolor Network Services will manage a significant investment in new technology to provide ITV with a scaleable platform from which to evolve its business, supported by a range of services including content preparation, media management, network management, transmission services, and disaster recovery capabilities. Current ITV playout operations include channels ITV1, 2, 3 and 4, Men and Motors, CiTv and ITV Play.  In addition, ITV1 has 25 regional feeds that are supported with unique advertising insertions and programming announcements.

The transaction further expands Thomson’s capabilities in live broadcasting, digital asset management and storage, and design and technology. Thomson offers its customers an end-to-end solution, including systems design, proprietary and open-standard architecture and applications, content preparation and management, and distribution of live, pre-recorded and on-demand digital content.

“We are delighted to have been chosen to support the UK’s leading commercial broadcaster,” said Frank E. Dangeard, Chairman and CEO, Thomson. “The addition of ITV’s people and facilities will enhance our overall capabilities and allow us to seamlessly integrate ITV programming into our operations and provide a clear path for technology upgrades and the launch of new services for ITV’s viewers.”

“We selected Thomson and its Technicolor Network Services business because of their extensive capabilities, commitment to the provision of high quality managed services and innovative approach.“ said John Cresswell, Chief Operating Officer, ITV plc.  “We are confident that this new agreement will allow us to launch new channels quickly and flexibly, improve the look and feel of our on-air programming and add new services for our customers including video-on-demand and high definition programming.”

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: http://www.thomson.net.

About Technicolor Network Services

Technicolor Network Services, part of the Services division of Thomson, provides clients with broadcast playout services by offering an online digital content distribution network that supports multiple origination platforms, including cable, broadcast, and direct-to-home. In addition, Technicolor Network Services addresses the out-of-home marketplace with a full range of network design and management services. For more information:

http://www.technicolornetworkservices.com.

About ITV plc

ITV is the UK’s largest commercial broadcaster, watched by more than 80% of the population every week.

ITV has the most successful commercial family of channels in the UK. ITV1 is the UK’s most popular channel in peak-time; ITV2 is the UK’s biggest non-terrestrial channel; ITV3 is the most popular non-terrestrial channel on Freeview; and ITV4 had the most successful digital channel launch to date. ITV also owns CiTV, the leading commercial children’s channel on Freeview, ITV Play and Men & Motors.

ITV Productions is one of the UK’s largest commercial television production companies, producing award-winning programming for ITV and under the Granada name for BBC, Channel 4, Sky and many other broadcasters.

ITV Worldwide is made up of Granada International, Granada Ventures and leading production centres in America, Germany and Australia. Granada International sells more than 40,000 hours of programming from ITV Productions and many of the world’s leading independent producers to over 200 countries worldwide. Granada Ventures is a major producer of DVD entertainment in the UK and exploits merchandising and licensing in the UK and worldwide from both ITV Productions’ bank of television hits and other independent rights owners.

ITV is building a strong presence on other media platforms. In 2006 ITV became the first UK terrestrial broadcast to simulcast its main channel on 3G mobile and ITV Mobile has become one of the UK’s biggest non-operator mobile portals. ITV’s new broadband proposition is being developed and will be launched in the first half of 2007 and ITV Local, ITV’s regional broadband TV service, will roll-out nationally in 2007. ITV also owns Friends Reunited, the profitable community website with the UK’s largest member database online.

Thomson
Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Marine Boulot	+33 1 41 86 55 97	marine.boulot@thomson.net
Tom Bracken (US)	+1 805 445 7293	Tom.bracken@thomson.net
Investor Relations
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net
ITV
Press Relations
Hannah Bailey	+44 20 7843 8439	Hannah.bailey@itv.com

PRESS RELEASE

Fourth Quarter and Full Year 2006 Results

A strong end to the year: Thomson returns to net profit

•

Q4 Core Business revenues up 11.2%, at constant currency, making an 8.3% increase for the full year

•

2006 Core Business EBIT at €504 million – a margin of 8.8%

•

Strong Core Business free cashflow. Aggregate net financial liabilities dropped by €460 million compared to end-2005

•

The Group returned to net profit – €55 million for the full year

•

Board proposes a dividend increase of 10% to €0.33

•

After a successful transformation, Thomson is well positioned in growing markets: 2007-09 objectives include strong growth in net income, starting in 2007

Paris, 15 February 2007 – The Board of Directors of Thomson (Euronext Paris: 18453, NYSE :TMS), chaired by Frank E. Dangeard, met on 13 February 2007 to review and approve the Group’s fourth quarter performance and full year 2006 results published today.

The key elements of these results are:

-

Continued growth in the fourth quarter - constant currency revenue growth of 11.2% drove revenues up 8.3% for the full year. The quarter saw strong performances from DVD Services, Network Services, Access Products and Licensing, although some Broadcast orders slipped from the fourth quarter into 2007.

-

Margins for the Core Business expanded by a percentage point in the second half year-on-year from 10.7% to 11.7%, resulting in a full year Core Business EBIT of €504 million – a margin of 8.8%.

-

Free cashflow from the Core Business was €483 million in the year, up 15%. The level of post-retirement obligations was sharply reduced, leading to a significant one-time gain. As a result, aggregate net financial liabilities (financial and acquisition-related debt, and post-retirement liabilities) dropped by €460 million over the year.

-

Thomson concludes the 2004-6 plan well positioned at the heart of convergence and digital video, with sharply reduced and declining exposure to our legacy consumer electronics businesses.

-

The Group intends over the next few years to strengthen and expand its leadership positions in digital video technologies, services and systems.

-

Compound revenue growth over the 2007-9 period is targeted to be at or above that of the Media & Entertainment industries, whilst net income is targeted to grow strongly

-

As a sign of confidence in the Group’s 2007-9 plan, the Board proposes a dividend increase of 10% to €0.33.

Summary of full year results

Thomson achieved consolidated 2006 net revenues for the Group of €5,854 million, up from €5,591 million for 2005.  Currency movements were again important this year.  Revenues for the Core Business reached €5,747 million, representing 8.3% growth over 2005 at constant currency.  The Systems division grew revenues strongly, compensating for a stable performance overall from the Services division.  Technology had another resilient year with solid revenues and good profitability.

Core Business EBIT for 2006 was €504 million (2005 €512 million) – a margin of 8.8%.  The Core Business delivered EBIT of €371 million for 2H06, growing the EBIT margin by a percentage point to 11.7%, from 10.7% for 2H05. This reflected the expected seasonality, and in particular the effect of cost reduction programs in Services (which generated a margin in 2H06 of 11.0% compared to 9.9% in 2H05), cost-cutting actions and revenue growth in Systems in 2H06, and a strong Technology result.

Losses in Non-Core Continuing and Discontinued operations were substantially lower year-on-year, reflecting principally the exit from heavily loss-making Displays activities in 2005 and intensified cost-saving programs in 2006. A major revision and harmonization of the Group’s North American healthcare obligations gave rise to substantial one-time gains, and the Group also initiated significant restructuring of its French Non-Core operations.

The good performance of the Core Business, lower Non-Core and Discontinued losses and a low reported tax charge enabled the Group to return a net profit of €55 million in 2006, with €126 million attributable to 2H06. Net income was adversely impacted by one-time costs and charges totaling €181 million relating to the Group’s contracts with, and holding in, TCL Multimedia, which Thomson reduced to below 20% in November 2006. Our investment in TCL Multimedia is accordingly treated as a financial asset available-for-sale at year-end (rather than as an associate under the equity method)

The Group generated good cashflow and strengthened its balance sheet in 2006.  Total net financial liabilities on the balance sheet fell by €460 million, reflecting a €93 million fall in financial and acquisition-related debts and a €367 million reduction in retirement benefit obligations (including healthcare).

Outlook 2007-9

With the Group’s transformation complete, Thomson’s financial focus over the 2007-9 period will be to grow revenues and net income.

We serve growing Media & Entertainment markets – for which external estimates* indicate growth of around 6% compound over the last five years. Our digital and electronic businesses now represent two-thirds of our revenues and they are growing faster than the overall market, and fast enough to more than offset the maturing physical media businesses. Given this profile, the Group expects its revenue growth to gather pace over the period, and our overall objective is to show compound growth over 2007-9 in line with or faster than the overall market.

The 2007-9 period is also expected to see a sharply reduced impact from residual Non-Core activities with an end to losses from the Discontinued activities perimeter after 2007. Accordingly, the Group’s ambition is to turn its Core Business growth and profitability, and lower impact from Non-Core, into strong growth in Group net income over the 2007-9 period.

As regards 2007, the Group will continue actions to improve operating profitability in its main divisions to complement our 2006 measures.  We expect another strong year of revenue growth in our digital and electronic businesses, partially diluted by our physical media businesses, and a satisfactory start to the year has confirmed these trends. Overall, therefore, we target strong growth in our net income.

Commenting on the full year results and outlook for 2007-9, Chairman and CEO Frank E. Dangeard said:

 "The transformation of 2004-6 has left the Company well positioned at the heart of the digital video future, with a first class offering of services, systems and technologies in digital media and entertainment matched by no other company, a blue-chip and expanding portfolio of clients, and a highly skilled employee base.

The 2007-9 period will be about strengthening and expanding our leadership positions in the digital video and new media markets, dealing with video content – whoever produces it, in whatever form, and however it is distributed.

Our performance in 2006 has shown that, strategically and operationally, we can react effectively to changes and opportunities in our markets. We now plan to build on this result and turn our strong platform into sustained value creation for our shareholders going forward."

*Source: PriceWaterhouseCoopers – “Global Entertainment and Media Outlook: 2006-10”

Summary of Consolidated Full Year 2006 Results (unaudited(1))

Reported revenues and results for continuing operations are broken down for analysis purposes between the three Media & Entertainment divisions - Services, Systems and Technology, together with the associated Corporate activities, which are collectively termed “Core Business” - and the Displays & CE Partnerships activity (“Non-Core”). Reported IFRS revenues and profit from continuing operations before tax and financial result (“EBIT”) exclude discontinued operations, principally for the periods reported in this release the Audio/Video and Accessories businesses (together “AVA”) and for 2005 also the exited Displays activities.  The table below sets out our full year results on a reported basis, while Core Business revenues as adjusted for currency movements, 2H06 results and 4Q06 revenues are shown in tables in the section below headed Full Year Review.

In € millions unless otherwise stated	FY2006(2)	FY2005(2)

Net revenues	5,854	5,591(2)
Core Business net revenues	5,747	5,335
Services	2,489	2,487
Systems	2,684	2,262
Technology	547	546
Corporate	27	40
Non-Core continuing operations	107	256

Core Business EBIT(3)	504	512
Services	160	205
Systems	132	109
Technology	289	277
Corporate	(77)	(79)
EBIT from Non-Core continuing operations	(25)	(122)
Profit from continuing operations before tax and financial result	479	390(2)

Financial result	(200)	(42)
Share of loss from associates	(86)	(82)
Income tax	0	(68)

Profit from continuing operations	193	198

Loss from discontinued operations	(138)	(771)

Net profit/(loss) (before minority interest)	55	(573)

Core Business free cashflow(4)	483	422

Net financial liabilities(5)	1,943	2,403

(1)

All figures are preliminary and subject to final audit.

(2)

Results for 2005 and 2006 are presented according to IFRS 5 and therefore exclude activities now treated as discontinued from results from continuing operations. Prior period results are adjusted to take account of the current perimeter of discontinued operations. The originally reported revenues and EBIT for Thomson for 2005 were €5,691 million and €382 million respectively, of which €100 million and a loss of €8 million respectively were from activities since treated as discontinued (principally parts of the AVA businesses). In addition the adjusted Full Year 2005 results announced with the 1H06 figures in July 2006 have since been adjusted in respect of the “other financial income” and “loss from discontinued operations” to reflect minor changes in the discontinued operations perimeter.  There has been no further change to the Group 2005 EBIT since the 1H06 announcement.

(3)

Core Business EBIT includes restructuring charges amounting to €37 million (2005, €25 million).

(4)

For 2006 excludes one-off payment of accrued interest of €59 million relating to prior years on redemption of convertible bond in January 2006.

(5)

Net financial liabilities are defined as the aggregate of net financial and acquisition-related debt, and post-retirement liabilities.

********************************

Fourth Quarter 2006 Revenues

Core Business net revenues for 4Q06 were €1,777 million (4Q05 €1,656 million).  Currency effects were significant. Core revenue growth year-on-year was 11.2% at constant currency, with strong revenue growth in the Systems division compensating for broadly flat revenues in Services.  Perimeter effects from acquisitions since the start of 4Q05 added €91 million to revenues for 4Q06.

Services division revenues for 4Q06 were €755 million (4Q05, €774 million). Both DVD Services and Network Services ended the year strongly. Currency movements decreased Services division revenues for the quarter by €34 million. Revenues for the quarter excluding currency movements therefore increased 1.9% year-on-year. Amongst key indicators, the Group replicated 501 million DVD units in the quarter, up 19% year-on-year and 1.2 billion feet of film, compared to 1.6 billion feet a year ago.

Systems division revenues for 4Q06 were €849 million (4Q05, €699 million). Access Products for telecom and cable customers ended the year strongly. Currency movements decreased Systems division revenues for the quarter by €25 million. Revenues for the quarter excluding currency movements therefore increased 25.1% year-on-year. Amongst key indicators, in a strong 4Q06 Thomson shipped 2.9 million satellite set-top boxes (4Q05, 2.8 million), 0.9 million cable set-top boxes (4Q05, 0.3 million), and 3.4 million access products for telecom operators, up strongly on the 4Q05 level of 2.4 million – making a total of 7.2 million access products in the quarter (4Q05, 5.5 million).  The Broadcast & Networks businesses had a strong year, but some anticipated broadcast orders slipped from the end of 2006 into 2007.

Technology division revenues for 4Q06 were €168 million (4Q05, €171 million). Currency movements decreased Technology division revenues for the quarter by €5 million. Revenues for the quarter excluding currency movements therefore increased 0.9% year-on-year. Licensing revenues for the quarter were €138 million (4Q05, €141 million) and were stable year-on-year excluding currency movements.

Strategy 2007-9

The Group begins the 2007-9 period strongly positioned in its core markets to serve the needs of the media, entertainment and communications industries as they invest more in video as the key application in digital media. Thomson has diverse and leading positions in the large markets of today, but, notably as a result of the investments made in 2004-6, is also well positioned for the digital video and new media markets of tomorrow. Thomson has broadened both its customer base, geographically and by type, and its offering of services, systems and technologies. Accordingly, the Group can look forward to the 2007-9 period with confidence in its ability to create value for its shareholders, partners, customers and employees.

Thomson's mission is to deliver high quality, cost-effective services, systems and technologies for a wide range of partners dealing with video content, from traditional video users such as film studios and broadcasters to emerging customer areas such as advertising and prosumer. Our value-added lies in our deep and long-standing knowledge of video, our essential proprietary technology and our expertise in open-standards based systems. This mission remains unchanged for the coming period and our goal is to create clear leadership for Thomson in the provision of digital video technologies, systems and services. The assumptions about the strategic medium-term evolution of our markets which we set out in 2004 have proven largely valid and will inform our decisions as we seek to build and grow our business further.

Our investments should accordingly continue to be focused on our key growth businesses: in the Services division the electronic media activities within Content and, increasingly, Network Services; and within the Systems division, our Broadcast & Networks businesses (Grass Valley and Network Software) and IP-based Access Products.

In addition, investment in R&D will continue to be strong and, when combined with selective patent acquisition, will maintain our intellectual property leadership, so that our Licensing business remains a strong pillar for both the Technology division and the Group as a whole. These investments should enable us to take advantage of the main growth drivers of the digital video industries – the accelerating adoption of High Definition, mobile content, on-demand content, consumer-generated content, fixed-mobile convergence, triple-play devices, connected home networking, and internet-based and advertising-based content delivery.

Capital expenditure will be directed largely towards developing our electronic media platforms and video infrastructure assets. We expect to continue to win significant outsourcing contracts in Network Services, which may involve either capital expenditure on assets or the purchase (and upgrade) of existing facilities/operations. Although further opportunistic bolt-on acquisitions may play a part in our future, they are not necessary to deliver our 2007-9 ambitions and will be assessed on expected returns and time-to-market.

Our businesses related to digital and electronic media are now two-thirds of our overall core business, with the physical media businesses accounting for less than one-third. The digital and electronic businesses have excellent growth prospects, and therefore, even taking into account stable to declining markets in physical media, we target to grow Group revenues over the 2007-9 period in line with or faster than the Media & Entertainment industries overall.

Our cashflow remains robust and our balance sheet has improved in 2006. With the costs of exiting our Non-Core businesses largely behind us, we target a modest further reduction of financial liabilities over the coming year. Thereafter, cash is expected to become available for growing our cash returns to shareholders and/or for further investment in the business.

The key 2006 operational programs will continue into the 2007-9 period - principally cost-reduction efforts throughout the Group, with a focus on process efficiency and improvement. Significant strides have been made in the physical media businesses in 2006, which will be largely completed in 1H07 with the rationalisation of our DVD manufacturing facilities from six to two, focusing our replication activities on our low-cost facilities in Mexico and Poland. The gross cash costs of this are modest - estimated at c.€65 million - and are expected to be largely offset in cash terms by asset sales. Other Core Business restructuring actions will be smaller in scope.

Over the 2004-6 period Thomson has been characterised by a strong, growing and cash generative Core Business, and the high costs and losses associated with the Non-Core business - resulting in overall cash outflows and net losses for the Group as a whole. With the 2004-6 transformation behind us, our focus going forward is on providing shareholder returns through strong growth in Group net income, following the return to net profit in 2006. Our confidence in delivering this objective is based, inter alia, on our confidence that our Core Business will continue to grow its revenues, and hence its profit and cashflow, and that Non-Core operations will have a decreasing and overall limited impact.

FULL YEAR REVIEW

Full Year 2006 Core Business Net Revenues & EBIT

In € millions and %	FY2006	FY2005	FY2006	% change
	actual	actual	constant currency	constant currency
Core Business net revenues	5,747	5,335	5,776	+8.3
Services	2,489	2,487	2,504	+0.7
Systems	2,684	2,262	2,696	+19.2
Technology	547	546	549	+0.6
Corporate	27	40	27	Nm

Core Business EBIT	504	512
Services	160	205
Systems	132	109
Technology	289	277
Corporate	(77)	(79)

Second Half 2006 Core Business Net Revenues & EBIT

In € millions and %	2H06	2H05	2H06	% change
	actual	actual	constant currency	constant currency
Core Business net revenues	3,178	2,930	3,262	+11.3
Services	1,377	1,419	1,422	+0.2
Systems	1,503	1,203	1,536	+27.7
Technology	284	287	289	+0.6
Corporate	14	21	15	Nm

Core Business EBIT	371	314
Services	152	141
Systems	109	73
Technology	149	138
Corporate	(39)	(38)

Fourth Quarter 2006 Core Business Net Revenues

In € millions and %	4Q06	4Q05	4Q06	% change
	actual	actual	constant currency	constant currency
Core Business net revenues	1,777	1,656	1,841	+11.2
Services	755	774	789	+1.9
Systems	849	699	874	+25.1
Technology	168	171	173	+0.9
Corporate	5	12	5	Nm

Full Year 2006 Results

Thomson’s Core Business reported net revenues for 2006 of €5,747 million (2005, €5,335 million).  Currency movements decreased Core Business revenues for the year by €29 million. Revenues for the year excluding currency movements therefore increased 8.3% year-on-year.

Our 2004-6 acquisitions have proven very successful in expanding our key growth businesses in Content Services, Network Services, Access Products for telecom operators and Broadcast & Networks.  They have also enabled us to win additional business through synergies within and across divisions.

Perimeter effects from 2006 acquisitions and Thales Broadcast & Multimedia (acquired 31 December 2005) added €243 million to revenues during 2006.

Other 2005 acquisitions - principally Inventel, Cirpack and PRN contributed €454 million to revenues during 2006, compared to €192 million in 2005.  A large proportion of this €262 million increase reflects the significant organic growth in acquired businesses post–acquisition, particularly Inventel and Cirpack.

Overall, the Group’s key growth businesses – Network Services, Content Services, Access Products for telecom operators, and our Broadcast & Networks businesses (Grass Valley and Network Software) - increased strongly year-on-year and accounted for over a third of Group revenues against less than a quarter in 2005.

Revenues from non-core activities were €107 million in the year, making total reported revenues from continuing operations for the Group for 2006 of €5,854 million (2005 €5,591 million).

Core Business EBIT for 2006 was €504 million, ahead of our objective (2005, €512 million), representing a Core Business EBIT margin of 8.8%. This reflected growth in some key businesses and cost actions across the Group, offsetting a significant investment in research and development and some increase in restructuring expenses.

Research and development expenditure charged in the Core Business (net of external funding) rose from €221 million for 2005 to €279 million for 2006, an increase of 26% principally in the Systems division. The Group expanded the number of products and services in the development phase across its business.

Cost and liability reduction programs focused on restructuring and on post-retirement obligations. 2006 restructuring actions were largely first-half focused, but continued into the second half across the Group. With regard to post-retirement obligations, following changes in legislation and in market practice, amendments have been made to relevant medical and healthcare plans to better harmonize benefits across the Group, including Core and Non-Core operations.  This resulted in a substantial reduction in the actuarial liability required on the Group’s balance sheet, this reduction being taken in part through equity and in part through a gain to P&L of €167 million. Most of this gain relates to the Group’s former consumer-electronics businesses and is credited to the Non-Core continuing result. The annual charges relating to these programs in future years are also expected to reduce significantly. Principally as a result of this change, but also reflecting funding, liabilities on Thomson’s balance sheet in respect of retirement benefit obligations (including medical benefits) have reduced by €367 million to €572 million at 31 December 2006 from €939 million at 31 December 2005.

Given the scale of these one-time gains, Thomson decided to accelerate restructuring plans for its residual Non-Core operations, principally in France, in 2H06.  As a result, one-time restructuring charges in Non-Core operations amounted to €79 million in 2006 (2005, €24 million), while in the Core Business restructuring charges were €37 million (2005, €25 million), making a total for continuing operations of €116 million (2005, €49 million).

Non-Core continuing operations lost €25 million before tax and financial result in 2006 (2005, €122 million). In addition to the one-time items referred to above this also reflected a loss of €25 million in respect of the renegotiation of sub-contract manufacturing agreements.

Overall, the consolidated profit from continuing operations before tax and financial result reached €479 million in 2006 (2005, €390 million).

Finance costs and share of losses from associates were impacted by mark-to-market and related charges.  A total of €156 million of costs and charges (largely non-cash) were recorded in these line items in relation to TCL Multimedia, of which €113 million in the second half. Of these charges, €70 million was accounted for in finance costs and €86 million in associates (these are in addition to the €25 million provision referred to above, making total charges of €181 million).  The net non-cash mark-to-market gain credited to finance costs in respect of the call option embedded in the Silver Lake convertible bond was €4 million, a significant reduction on the gain of €94 million in 2005.

The Group has a total of approximately €3.9 billion of tax-loss carry-forwards, of which almost two-thirds are located in its major markets of France and the US. Of these less than 10% are time-limited. The Group’s current tax charge was €58 million (2005, €42 million). In addition, principally reflecting  major changes in withholding tax regulations, an additional deferred tax asset of €58 million was recorded in 2006, leading to an overall reported tax charge of zero.

The Group’s profit from continuing activities for the year was therefore €193 million (2005, €198 million).

Certain activities were treated in the 2006 results and/or 2005 comparative figures as Discontinued Operations under IFRS 5 – principally the held-for-sale AVA businesses   and for 2005 also the exited Displays activities. The loss from discontinued activities totaled €138 million for 2006 (2005, €771 million), of which €121 million relates to the AVA businesses (2005, €46 million). The 2005 figure includes €725 million related to the Displays activities exited during 2005. The Group successfully closed the disposal of its North American Accessories activities to Audiovox in January 2007, with total disposal proceeds of around $70 million.

The net profit for the Group for 2006 was therefore €55 million (2005, loss €573 million).

The Core Business generated free cash flow (net operating cash flow from Core Business after tax and finance costs, less net capital expenditure) of €483 million in 2006 (excluding the one-off payment of accrued interest of €59 million relating to prior years on redemption of convertible bond in January 2006), compared to €422 million in 2005. Core Business capital expenditure on tangible and intangible assets was €214 million. The Group financed its restructuring spending with asset sales which totaled €150 million in the period. Cash spending on acquisitions, notably Canopus and Thales Broadcast & Multimedia which were announced in late 2005, totaled €255 million.

Other cash outflows included the one-time payment of €59 million referred to above and the substantial remaining payments in discontinued operations relating to the disposal in 2005 of Anagni and Bagneaux of around €140 million.

The Group significantly strengthened its balance sheet by year-end. Future liabilities in respect of Non-Core and Discontinued operations have significantly reduced compared to a year ago. In addition, total net debt at 31 December 2006 totaled €1,371 million, compared to total net debt of €1,464 million as at 31 December 2005 (including debt related to acquisitions of €13 million and €138 million respectively).   Liabilities relating to retirement benefit obligations (including medical benefits) provided in the balance sheet totaled €572 million at 31 December 2006, compared to €939 million at 31 December 2005. The remaining payments outstanding at year end in respect of the exited Displays activities fell by €145 million and there are no contingent acquisition liabilities.

In total, therefore, the Group’s cashflow and cost actions have significantly reduced overall financial liabilities over the year. During the year €594 million of short-term debt was refinanced by longer-term maturities.

CORE BUSINESS DIVISIONAL REVIEW

SERVICES

During 2006 the priorities of the Services division were to expand its growth businesses in electronic and digital media, whilst adapting the cost base of its physical media businesses to position those businesses to sustain profitability in mature markets. Restructuring in both DVD and Film activities was pursued largely in the first half, resulting in a significant increase in profitability in 2H06 vs 1H06.

Revenues

Consolidated net revenues for the Services division totaled €2,489 million in 2006 compared with €2,487 million in 2005, This includes a negative impact of exchange rate variations of €14 million. Consolidated net revenues of the Services division therefore increased by 0.7% at constant 2005 exchange rates. The growth was driven primarily by significant growth in Network Services activities which offset the effects of mix and pricing across other businesses, and the lower volumes in Film Services.

Acquisitions made in 2006 contributed €62 million to the 2006 consolidated net revenues (in Network Services). Acquisitions made in 2005 (mainly PRN in Network Services) added €120 million to consolidated net sales in 2006, compared to €47 million in 2005.

In our Network Services activities, sales in 2006 grew significantly with the expansion of our activities in broadcast playout and in retail media network services. During 2006 we entered into playout contracts with TV5 Monde and France 24, and we continued to further develop the Broadcast playout business with the acquisition of NOB in October 2006, the largest playout facility in the Netherlands.  We also expanded our installation and maintenance capabilities with the early-2006 Convergent acquisition. In 4Q06 Network Services achieved double digit organic growth, in addition to significant growth through acquisitions made since the start of 4Q05. The business is well placed for further growth and in December 2006 signed a long-term contract with ITV plc to transmit its six existing channels, including ITV1, with effect from January 2007, and has launched in December 2006 a collaborative effort with CGEN to develop its out-of-home advertising presence in China.

In our physical media businesses, there was volume growth in DVD Services, which was particularly strong in 4Q06. The number of DVDs replicated in 2006 amounted to 1.44 billion, an increase of 7.5% on 2005 mainly driven by significant growth in Europe, while North America’s growth was more modest. The impact on revenues of this volume growth was offset by the expected decline in VHS duplication (which will not have a significant effect going forward), pricing pressure and an increase in kiosk volumes which attract a lower price per unit.  Film Services showed a reduction in volumes in 2006 by 6% versus 2005 with approximately 5.0 billion feet of film processed, compared to 5.3 billion feet in 2005, as a result of a weaker film slate in the second half – particularly in 4Q06. Physical media sales (DVD Services and Film Services) accounted for less than 75% of total sales in the Services division in 2006 compared to over 80% in 2005 and around 90% in 2004, reflecting the increasing involvement of the group in the growing electronic activities.

In 2006, net sales from our Content Services activities grew modestly, reflecting organic growth in higher end services such as digital intermediates (DI) and good activity in visual effects (VFX), offset by pricing pressure in more commoditized services and weakness in our Canadian operation. The business is focusing on consolidating its market positions and integrating its various units into a more efficient organization. Key titles included DI work on Letters from Iwo Jima and VFX work by MPC for Harry Potter and the Order of the Phoenix and 10,000 BC - as well as  preparatory work for the Disney VFX contract awarding MPC lead facility status for Narnia: Prince Caspian.

Profitability and margins

Profit from continuing operations before tax and financial result for the Services division amounted to €160 million in 2006 compared with €205 million in 2005, a decrease of 22%. The division’s 2006 profit margin was 6.4% compared with a 2005 profit margin of 8.2%. Cost cutting programs initiated in 1H06 allowed a significant improvement in margin in 2H06 to 11.0%, compared to 9.9% in 2H05.

Restructuring programs during 2006 included the cessation of VHS duplication and downsizing of DVD replication operations in Europe and in Canada, site optimization and relocation actions within Film Services and Content Services, re-organization of sales operations and site consolidation. H1 2007 will include the extension and completion of the restructuring plans initiated in 2006.

Across the full year, continuing cost-control measures and process transformation initiatives in DVD Services, including increased production shift to low-cost plants, were not sufficient to fully compensate for the impact of the sharp decline in VHS and mix and pricing. However the margin for DVD Services in 2H06 showed a good increase on 2H05.

In Film, the impact of lower volumes on profitability was partially compensated by further volume shifts to lower cost facilities and efficiency improvements.

In Content Services process optimization and site consolidation programs were implemented but product mix was disappointing resulting in weak performance.

Network Services generated significant additional profit compared with 2005 through continued organic growth and successful integration of current-year and prior-year acquisitions.

Our electronic distribution services activities reflect the increased costs of initial investments in services and technology for on-line video distribution, as well as the ongoing investment in digital cinema beta-tests deployed for various clients.

SYSTEMS

Our main aim in 2006 for the division was to ensure delivery of key set-top box platforms for our satellite and cable customers and advanced gateway products for telecom operators in Access Products. We achieved this aim, which was therefore followed by good growth in higher-end products towards the end of the year. These new platforms include several “firsts” and Thomson maintains its market leadership in this market regionally and worldwide. Going forward we are focused on improving the product mix further. The Broadcast & Networks businesses - Grass Valley Systems and Network Software - showed organic growth, enhanced by the acquisitions of Canopus and Thales Broadcast & Multimedia (“TBM”) announced in late 2005. Overall, our Systems division has improved its customer diversification over the year.

Revenues

Consolidated net sales for the Systems division increased by €422 million, or 18.7%, to €2,684 million in 2006 from €2,262 million in 2005. This increase includes a negative impact of exchange rate variations of €12 million. Consolidated net sales of the Systems division increased by 19.2% in 2006 at constant 2005 exchange rates.

The increase in sales of our Systems businesses came from strong growth within Access Products notably for our cable and telecom customers, and from our Network Software activities, the integration of TBM, acquired in December 2005, and Canopus, acquired in January 2006, as well as organic growth within our Grass Valley Systems activity.  The growth in these activities more than offset the price driven decline in Access Products for satellite operators.

Perimeter effects from the acquisitions of Canopus and TBM added €182 million to revenues during 2006.

Other 2005 acquisitions - Inventel and Cirpack - contributed €306 million to revenues during 2006 compared to €139 million in 2005. A large proportion of this €167 million increase reflects the significant organic growth in those businesses post–acquisition.

Access Products

Thomson shipped 11.1 million satellite set-top boxes in 2006 (2005, 10.9 million), 2.0 million cable set-top boxes (2005, 0.6 million), and 10.0 million access products for telecom operators (2005 7.6 million) – making a total of 23.1 million access products in the year, a strong increase on the 2005 total of 19.0 million units. A significantly increased proportion of the access products for telecom operators were Advanced Service Gateways which are generally triple play enabled and command a higher average selling price (“ASP”) than traditional DSL modems. Mix also improved in satellite and cable.

In satellite, volumes in the US grew year-on-year in the second half, after falling in the first half. There was a high proportion of standard devices but new more featured devices were introduced through the year.  DIRECTV remained the largest customer of this business, but the business expanded its footprint in other markets, gaining unit volumes in Europe, notably in the UK, and in the Asia-Pacific region.  In Asia, our STB business is continuing to develop as operators rollout their services.  Deliveries of products for Tata Sky, the Indian satellite broadcaster, began in 2006. The strategy in Asia is to pursue opportunities we expect to arise as Asian cable and satellite operators enhance featured pay and digital TV.  Thomson brought featured products to market with the introduction of HD-DVR STB in Europe and next generation HD and DVR in the U.S. in 2006. Overall in satellite, this increased proportion of featured set-top boxes helped compensate for unit price reduction.

Sales of cable access products grew very well, following previous customer wins, and are showing good momentum going forward. A number of new customers were added to this product line: KDG and Premiere in Germany and StarHub in Southeast Asia, but growth was also driven by already existing customers, mainly UPC in the Netherlands and Net Servicios in Brazil. This led to significant market share gains, mainly in EMEA. Product mix was also enriched with a large share of sales achieved with featured set-top boxes.  The favorable volume evolution more than offset market-driven price declines.

Thomson’s business with telecom customers grew strongly during 2006. Growth in triple and quadruple-play enabled Advanced Service Gateways continued to be the principal driver of growth in this area.  As well as the continuing roll out of the France Telecom Livebox™, the ramp up of shipments of the BT Hub quadruple-play enabled gateway in the UK contributed strongly in the latter part of the year.  Thomson aims to leverage its leadership in developing and launching Advanced Service Gateways, in which we currently have a high global market share, as telecom operators rollout their triple and quadruple play offerings. Revenues grew significantly in 2006, especially in the advanced gateway market, which drove an overall improvement in mix. Improved mix and volumes more than offset price erosion.

In our telephony business, although our addressable telephony handset market continued to decline in 2006 as a whole, the business maintained its level of sales. Telephony continued to experience price erosion in 2006, but was able to offset this decline with increased volumes and improved mix of sales as we capitalized on our leadership position in DECT (Digital Enhanced Cordless Telecommunications) products in Europe by expanding into the American retail market and by continuing to win placements with new and existing customers.

Broadcast & Networks

Grass Valley Systems

Grass Valley Systems continued to gain market share during the year in the majority of the markets they operate, notably in networks and systems integration, and initial orders for products aimed at the ProAV (professional audio-video) market were promising. The business is positioned for further growth in the extended broadcast & ProAV market with the well-received launch of new products, such as the Ignite™ range.  The significant revenue growth reflected both the TBM and Canopus acquisitions and organic growth, particularly in network products, customer services and the system integration activities.  The World Cup soccer event in the summer of 2006 in Germany was a major event where products and services were used from Grass Valley, the first World Cup broadcasted in high definition format.  In general, equipment from Grass Valley is well positioned to benefit from the switch from standard definition to high definition currently taking place in the broadcast industry. This market trend was further confirmed in our sales mix in 2006.  Software solutions aimed at the management of digital assets are increasingly sold with our equipment. Sales in our production and play-out activities remained robust and benefited from strong product sales in cameras and server and news applications. The editing products and software solutions have been implemented in several key customers in North America.  For network products, several major contracts were concluded in the last part of 2H06, although some contracts slipped from 2006 into 2007. Radio and television transmitter sales were in line with last year and several major deals were booked in the course of 2006.  Backlog is in line with expectations for these activities.  Grass Valley’s product and service offering has benefited in 2006 from an increased interest from telecom and cable operators to complete their offering for VoD and mobility TV demand.

Network Software

The network software operation includes principally the Cirpack softswitch business which was acquired in April 2005 and the SmartVision IPTV system, which was part of the acquisition of TBM, completed in December 2005.

Softswitch and telecom software sales continued to enjoy a very strong growth, well above the rate of the carrier grade voice-over-IP market. Thomson’s installed base grew by more than 1.5 million subscriber licenses to reach more than 4.5 million.  The fixed mobile convergence market represents a new opportunity and began with the signature of two important contracts in Europe.  Total installed base is now over 80 telecom operators in Europe, Africa and Central America. Our software solutions continued to gain subscribers in IPTV, notably for Smartvision through the the Orange Group IPTV solution, which had 550,000 subscribers, mainly for “live TV” and “VOD” applications.  This subscriber installed base (number 1 in Europe and number 2 in the world) represents 100% growth in the second half compared to the first half. In addition we had our first success in the U.S. in addressing local operators. More than 30 platforms have now been deployed around the world and SmartVision is now well positioned for convergent operators allowing video distribution over fixed and mobile networks.  This represents a key differentiator for Thomson in the IPTV landscape.  Some fixed-mobile convergence operators in Europe have already selected this solution to optimize their triple play offering and this represents potential revenues for 2007.

Profitability and margins

Profit from continuing operations before tax and financial result for the Systems division amounted to €132 million in 2006 compared with €109 million in 2005, an increase of 21%. The division’s 2006 operating margin was 4.9% compared with a 2005 operating margin of 4.8%.

The division’s profitability reflects increased investment during 2006 in research and development (including the amortization of previously capitalized expenses) partially offset by a portion of the post-retirement benefit gains referred to above.

In Access Products, the volume and cost improvements within IP products for telecom operators more than offset the expected price erosion in this area, with an improving product mix through the year. The product mix improved in satellite operations although price deflation in lower end models was not fully offset by cost savings. The profitability of the telephony operations was adversely affected in the current year by the investment in sales and marketing efforts around the launch of two new product groups (5.8GHz analog with digital features and DECT 6.0).

In our Broadcast & Networks businesses Grass Valley benefited from the favorable HD/SD mix in our sales, offset by increased costs related to product introductions and a very significant increase in research and development expenses. Our Network Software operations showed strong growth in profitability over their 2005 level and, although still a small part of the division, contributed well to the division’s overall result.

TECHNOLOGY

Revenues

Consolidated net sales for the Technology division amounted to €547 million in 2006, compared with €546 million in 2005, mainly as a result of a small decrease in the Licensing activity revenues offset by an increase in the revenues of Silicon Solutions and Software & Technology Solutions. Currency effects decreased consolidated net sales of the division by €2 million in 2006.

Consolidated net sales for the Licensing activity amounted to €443 million in 2006 compared with €449 million in 2005, although most of this reduction can be attributed to currency effects.  This performance reflects our continuing success in monetizing our intellectual property through licensing programs, with new licensing programs (such as Digital TV and LCD) offsetting decreases in older programs. Revenues related to digital-based licensing programs represented 79% of total revenues of the division in 2006 compared to 75% in 2005, and were particularly strong in the MPEG2 and mp3 programs. This reflects the growth of our digital licensing programs in terms of the volumes of existing contracts and the number of new contracts finalized during the year. The most significant contributor to our Licensing revenues in 2006 was the MPEG2 program (administrated through the MPEGLA pool), which increased to account for around 24% of the Technology division’s revenues in 2006. Programs relating to LCD, as well as Digital TV, increased significantly compared to 2005. At the end of 2006 the Group had 959 licensing contracts in place compared to 888 at year-end 2005.

Our new Software & Technology Solutions activity which generated its first revenues in 2005, grew significantly in 2006 although from a small base, reflecting our strategy to develop these activities particularly in content security.

The Silicon Solutions activity’s net sales were quite stable overall in 2006 compared to 2005, although tuners had a strong year thanks to higher demand for digital products.

Profitability and margins

Profit from continuing operations before tax and financial result for the Technology division amounted to €289 million in 2006, compared to €277 million in 2005, an increase of 4.3%, and showed a margin of 52.8% in 2006 compared with 50.7% in 2005.

In 2006, the profit before tax and financial result of our Licensing business accounted for €366 million compared to €361 million in 2005, an increase of €5 million. The profit margin for licensing was 82.6% in 2006 compared with a margin of 80.6% in 2005. The other continuing operations in the division generated a slightly reduced loss, as costs to establish the new businesses of Software & Technology Solutions and the silicon business in Silicon Solutions continued. The most significant costs were research and development costs related to integrated circuits.

The total research costs which are accounted for within the Technology division reached €95 million in 2006, an increase from €88 million in 2005.

CORPORATE

The charge before interest and finance costs of the Group’s unallocated corporate functions was €77 million in 2006 (2005, €79 million).

CONTINUING OPERATIONS - NON-CORE BUSINESS RESULTS

Revenues for Non-Core continuing operations, reported as the Displays & CE Partnerships segment, were €107 million for 2006 (2005, €256 million).

Non-Core continuing operations lost €25 million in 2006 (2005, loss €122 million).

With regard to post-retirement obligations, following changes in legislation and in market practice, amendments have been made to relevant medical and healthcare plans to harmonize benefits across the Group, including Core and Non-Core operations.  This resulted in a substantial reduction in the actuarial liability required on the Group’s balance sheet, this reduction being taken in part through equity and in part through a gain to P&L of €167 million. Most of this gain relates to the Group’s former consumer-electronics businesses and is credited to the Non-Core continuing result.  The annual charges relating to these programs in future years are also expected to reduce significantly.

This effect of these one-time gains is partially offset by Thomson’s decision to accelerate restructuring plans for the residual Non-Core operations, principally in France, in 2H06.  As a result one-time restructuring charges in Non-Core operations amounted to €79 million in 2006 (2005, €24 million).

In addition to the one-time items referred to above the Non-Core result also reflected a loss of €25 million in respect of the renegotiation of sub-contract manufacturing agreements.

FINANCIAL RESULT, ASSOCIATES AND TAX

Interest expense

Net interest charges for continuing operations reached €89 million in 2006 (2005, €78 million, reflecting higher average net debt and interest rates).

Other financial income / (expense)

Other financial expense for continuing operations totalled €111 million in 2006 (2005, financial income €36 million).  This total includes a €4 million (non-cash) gain on the mark-to-market revaluation of the call option embedded in the Silver Lake convertible bond (2005, €94 million).

It also includes a significant charge of €70 million relating to our holding in TCL Multimedia (see below).

Share of loss from associates

The share of loss from associates amounted to €86 million in 2006 (2005 loss, €82 million).  This principally related to the Group’s holding in TCL Multimedia.

Overall the Group’s result for 2006 was adversely impacted by one-time costs and charges totaling €181 million relating to the Group’s contracts with, and holding in, TCL Multimedia, which Thomson reduced to below 20% in November 2006. The investment in TCL Multimedia is accordingly treated as a financial asset available-for-sale at year-end (rather than as an associate under the equity method). Of these charges, €86 million was charged as share of loss from associates (up to the date of sell-down to below 20%), a total of €70 million was accounted for in other financial expenses (including writing the residual stake down to the market price at 31 December 2006) and a €25 million provision was charged against Non-Core EBIT, as referred to above.

Income Tax

The Group has a total of approximately €3.9 billion of tax-loss carry-forwards, of which almost two-thirds are located in its major markets of France and the US. Of these less than 10% are time-limited. The Group’s current tax charge was €58 million (2005, €42 million). In addition, principally reflecting  major changes in withholding tax regulations, an additional deferred tax asset of €58 million was recorded in 2006, leading to an overall reported tax charge of zero.

LOSS FROM DISCONTINUED OPERATIONS

In 2005 and 2006 certain activities were treated as Discontinued Operations under IFRS 5 – principally the Audio/Video (“AV”) and Accessories businesses including the Group’s retail terrestrial decoder activity (together “AVA”) and for 2005 also the exited Displays activities. The total loss attributable to discontinued operations for 2006 was €138 million, of which €64 million was attributable to the second half.  This represented a significant reduction on the 2005 charge of €771 million. The bulk of the 2005 charge related to the displays businesses exited in 2005, whereas most of the 2006 charge related to the held-for-sale AVA businesses.  AVA losses were significant but narrowed in the second half. Regarding the proposed disposal of the AVA businesses, the disposal of the North American Accessories business to Audiovox, announced on 21 December 2006, was completed on 29 January 2007.  The proceeds from this disposal in 2007, combining purchase price and working capital extraction, are estimated at around US$ 70 million. The proposed disposal of the European AVA business to Oristano will not be completed.  With the separation of the North American Accessories business from the North American AV business, Thomson is now remarketing the AVA Europe and AV North America businesses, with the intention of completing the disposal of these businesses as soon as possible in 2007.

NET RESULT

The Group consolidated net profit, including the negative impact of the loss from Discontinued Operations and losses of Non-Core continuing operations, was €55 million for 2006 (2005, loss €573 million).

GROUP CASHFLOW AND BALANCE SHEET

Core Business Free Cashflow

The Core Business generated €483 million of free cashflow (net operating cashflow from Core Business after Group tax and finance costs, less net capital expenditure) in 2006. This is comprised of Core Business EBITDA (EBIT plus depreciation and amortization) of €925 million, plus a reduction in working capital of €87 million, less other movements in assets and liabilities of €100 million (including contract payments), net capital expenditures of €214 million, and tax and interest, restructuring and non-current cash outflows of €215 million.

	2006	2005
Services	396	256
Systems	100	178
Technology	230	242
Corporate	(116)	(101)
Tax and financial(2)	(127)	(153)
Core Business Free Cashflow	483	422

(1)Divisional cash flow is shown after divisional capital expenditure – all tax and financial cashflows as a single line item

(2)Excludes one-off payment of accrued interest of €59 million relating to prior years on redemption of convertible bond in January 2006

Free Cashflow from Continuing Business

The free cashflow from continuing business was €378 million, comprising Core Business free cashflow of €483 million less cash outflows from Non-Core continuing operations amounting to €105 million (all excluding the one-off payment of accrued interest of €59 million relating to prior years on redemption of convertible bond in January 2006).

In addition, the Group paid €255 million for acquisitions during the year, principally for Canopus and Thales Broadcast & Multimedia in Systems, and also for Convergent in Services.

Against this, the Group realized a total of €150 million from its financial assets during the year, including the sale of part of its holding in TCL multimedia.

Cashflow from Discontinued Operations

The net operating and investing cash outflows from discontinued operations totaled €265 million. The largest elements in this related to the payments relating to the disposal in 2005 of Anagni and Bagneaux totaling around €140 million, as well as cash outflow from losses of the AVA businesses of €83 million.

Net Cashflow from operating and investing activities

As a result, overall net cash outflow from operating and investing activities for both continuing and discontinued operations totaled €(51) million.

Balance Sheet

The Group’s total net debt was €1,371 million at 31 December 2006, including €13 million of debt related to acquisitions. This compares to total net debt of €1,464 million as at 31 December 2005 (including debt related to acquisitions of €138 million).

With regard to retirement benefit obligations, amendments have been made to relevant medical and healthcare plans to better harmonize benefits across the Group, including Core and Non-Core operations. This resulted in a substantial reduction in the actuarial liability required on the Group’s balance sheet. Principally as a result of this change, but also reflecting funding, liabilities on Thomson’s balance sheet in respect of retirement benefit obligations (including medical benefits) have reduced by €367 million to €572 million at 31 December 2006 from €939 million at 31 December 2005.

During the year the Group raised $450 million through a private placement of senior notes with various maturities from 3 to 10 years and €252 million through further long-term placements. These financings were used to repay short-term debt financing.

The number of shares in issue is 273,871,296 at 31 December 2006, a slight increase of 563,264 on the 31 December 2005 total, following the exercise of warrants issued in October 2004.Treasury shares were used as planned for installment payments on the Inventel and Cirpack acquisitions and in partial payment for the shares acquired in the Canopus acquisition.  Shareholders’ funds totaled €2,112 million at 31 December 2006 (31 December 2005, €2,209 million).

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information:  http://www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Marine Boulot	+33 1 41 86 55 97	marine.boulot@thomson.net
Investor Relations
James Johnson	+33 1 41 86 61 48	james.johnson@thomson.net
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

2O

APPENDICES

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

CONSOLIDATED BALANCE SHEETS (unaudited)

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

Unaudited CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
(€ in millions)	2006	2005 (*)	2004 (*)
Continuing operations:
Revenues	5,854	5,591	5,980
Cost of sales	(4,474)	(4,240)	(4,594)

Gross margin	1,380	1,351	1,386

Selling, marketing, general and administrative expenses	(674)	(638)	(653)
Other income (expense)	52	(96)	(69)
Research and development expenses	(279)	(227)	(201)

Profit from continuing operations before tax and net finance costs	479	390	463

Interest income	19	30	52
Interest expense	(108)	(108)	(54)
Other financial income (expense)	(111)	36	(26)
Finance costs – net	(200)	(42)	(28)

Share of profit (loss) from associates	(86)	(82)	(20)
Income tax	-	(68)	(93)
Profit from continuing operations	193	198	322

Discontinued operations:
Profit (loss) from discontinued operations	(138)	(771)	(883)

Net income (loss)	55	(573)	(561)
Attributable to:
Equity Holders	55	(574)	(559
Minority interests	-	1	(2)

(*) Restated with 2006 discontinued activities according to IFRS 5.

	Year ended December 31,
(in euro, except number of shares)	2006	2005	2004

Weighted average number of shares outstanding -basic net of treasury stock	261,188,858	266,539,917	273,646,869
Earnings per share from continuing operations
- basic (1)	0.67	0.74	1.18
- diluted	0.63	0.42	1.11
Earnings per share from discontinued operations
- basic	(0.53)	(2.89)	(3.23)
- diluted	(0.48)	(2.62)	(2.96)
Total earnings per share
- basic (1)	0.14	(2.15)	(2.05)
- diluted	0.15	(2.20)	(1.85)

(1) After deduction of the interests, net of tax, paid on the subordinated perpetual notes during the period.

Unaudited CONSOLIDATED BALANCE SHEETS

(€ in millions)	December 31, 2006	December 31, 2005	January 1, 2005 (*)	December 31, 2004

ASSETS

Non-current assets:
Property, plant and equipment	813	886	1,051	1,051
Goodwill	1,714	1,756	1,186	1,178
Other intangible assets	1,071	1,150	924	924
Investments in associates	12	204	260	260
Investments and financial assets available-for-sale	266	341	139	113
Derivative financial instruments	7	1	11	-
Contract advances	129	173	179	179
Deferred tax assets	397	379	307	301
Other non-current assets	110	182	133	136

Total non-current assets	4,519	5,072	4,190	4,142

Current assets:
Inventories	366	333	503	568
Trade accounts and notes receivable	1,018	1,315	1,232	1,180
Current accounts with associates and joint- ventures	97	115	143	143
Derivative financial instruments	8	9	115	-
Other current assets	535	644	483	616
Marketable securities	-	7	58	58
Cash and cash equivalents	1,311	996	1,845	1,848
Assets classified as held for sale	264	369	80	-

Total current assets	3,599	3,788	4,459	4,413

Total assets	8,118	8,860	8,649	8,555

(*) Including the impacts of the first-time application related to IAS32 and 39 on financial instruments and IFRS 5 on non-current assets held for sale and discontinued operations.

Unaudited CONSOLIDATED BALANCE SHEETS

(€ in millions)	December 31, 2006	December 31, 2005	January 1, 2005 (*)	December 31, 2004
SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity:
Common stock (273,871,296 shares at December 31, 2006 with nominal value of €3.75 per share)	1,027	1,025	1,025	1,025
Treasury shares	(225)	(239)	(55)	(55)
Additional paid in capital	1,764	1,771	1,751	1,751
Subordinated perpetual notes	500	500	-	-
Other reserves	64	43	89	(23)
Retained earnings	(964)	(980)	(323)	(125)
Cumulative translation adjustment	(54)	89	(98)	(98)

Shareholders’ equity	2,112	2,209	2,389	2,475

Minority interests	7	7	9	18

Total equity	2,119	2,216	2,398	2,493

Non-current liabilities:
Borrowings	1,393	858	1,540	1,597
Retirement benefit obligations	505	877	760	785
Restructuring provisions	48	9	-	-
Derivative financial instruments	51	57	122	-
Other provisions	107	185	55	55
Deferred tax liabilities	143	162	43	37
Other non-current liabilities	71	103	129	129

Total non-current liabilities	2,318	2,251	2,649	2,603

Current liabilities :
Borrowings	1,276	1,464	1,011	904
Derivative financial instruments	10	10	34	-
Retirement benefit obligations	67	62	65	65
Restructuring provisions	72	45	76	76
Other provisions	86	77	81	81
Trade accounts and notes payable	1,032	1,164	1,199	1,226
Accrued employee expenses	165	166	158	163
Income tax payable	57	47	60	60
Other current liabilities	671	750	746	800
Payables on acquisition of companies	13	138	84	84
Liabilities directly associated with assets classified as held for sale	232	470	88	-

Total current liabilities	3,681	4,393	3,602	3,459
Total liabilities	5,999	6,644	6,251	6,062

Total shareholder’s equity and liabilities	8,118	8,860	8,649	8,555

(*) Including the impacts of the first-time application related to IAS32 and 39 on financial instruments and IFRS 5 on non-current assets held for sale and discontinued operations.

Unaudited CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
(€ in millions)	2006	2005	2004
Net Income (loss)	55	(573)	(561)
Loss from discontinued operations	(138)	(771)	(883)
Profit from continuing operations	193	198	322
Summary adjustments to reconcile profit from continuing operations to cash generated from operations
Depreciation and amortization	454	443	398
Impairment of assets	6	18	49
Net changes in provisions	(113)	(16)	(39)
Profit / (loss) on asset sales	(11)	1	(50)
Interest Income and expense	89	78	2
Other (including tax)	95	70	95
Changes in working capital and other assets and liabilities	(1)	(33)	(82)
Cash generated from continuing operations	712	759	695
Interest paid	(92)	(64)	(35)
Accrued interest premium paid on convertible bond	(59)	-	-
Interest received	14	14	10
Income tax paid	(42)	(67)	(119)
Net operating cash generated from continuing activities	533	642	551
Net operating cash used in discontinued operations	(118)	(342)	(121)
Net cash from operating activities (I)	415	300	430

Acquisition of subsidiaries, associates and investments, net of cash acquired	(255)	(455)	(579)
Acquisition of Videocon Industries shares	-	(240)	-
Net proceeds from sale of investments	125	2	42
Proceeds from sale (purchase) of marketable securities	8	52	(58)
Purchase of property, plant and equipment (PPE)	(166)	(192)	(219)
Proceeds from sale of PPE	73	10	13
Purchase of intangible assets including capitalization of R&D costs	(121)	(102)	(67)
Loans (granted to) / reimbursed by third parties	17	47	17
Net investing cash generated from (used in) continuing activities	(319)	(878)	(851)
Net investing cash generated from (used in) discontinued operations	(147)	(18)	(138)
Net cash used in investing activities (II)	(466)	(896)	(989)

Proceeds from issuance of deeply subordinated notes	-	492	-
Proceeds from issuance of convertible bonds	-	-	403
Purchase of treasury shares and others	9	(283)	(58)
Repayment of convertible bonds	(611)	(588)	-
Proceeds from borrowings	1,121	592	272
Repayment of borrowings	(27)	(423)	(540)
Dividends and distributions paid to Group’s shareholders	(107)	(77)	(71)
Dividends and distributions paid to minority interests	(2)	(2)	(3)
Net financing cash generated from continuing activities	383	(289)	3
Net financing cash used in discontinued operations	(10)	16	2
Net cash (used) / provided by financing activities (III)	373	(273)	5

Net (decrease) / increase in cash and cash equivalents (I+II+III)	322	(869)	(554)
Cash and cash equivalents at beginning of period	996	1,848	2,383
Exchange gains / (losses) on cash and cash equivalents	(7)	17	19
Cash and cash equivalents at end of period	1,311	996	1,848

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2007
	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer